November 11, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Re: NCR Corporation
Form 10-K for the Year Ended December 31, 2019
Filed February 28, 2020
Form 10-Q for the Quarter Ended June 30, 2020
Filed July 31, 2020
File No. 001-00395

Dear Division of Corporation Finance, Office of Technology:

This letter sets forth the responses of NCR Corporation (the “Company”) to comments received from the Division of Corporation Finance, Office of Technology (the “Staff”) of the United States Securities and Exchange Commission set forth in your letter of October 14, 2020 (the “Comment Letter”) with respect to the Company’s Form 10-K for the Year Ended December 31, 2019 and the Company’s Form 10-Q for the Quarter Ended June 30, 2020. For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold below, and is followed by the corresponding response of the Company. Unless the context requires otherwise, references to “we”, “our”, “us”, “NCR” or “the Company” in the responses below refer to NCR Corporation.

Securities and Exchange Commission
Division of Corporate Finance, Office of Technology

Form 10-K for the Year Ended December 31, 2019
Note 1. Basis of Presentation and Significant Accounting Policies
Revenue Recognition, page 56

1.You disclose that revenue from term-based licenses is recognized at a point in time; however, you also indicate that term revenue is recognized for the committed term of the contract, which is typically one month to one year due to customer termination rights. Please explain to us this apparent inconsistency and revise your disclosures as necessary. In this regard, tell us whether revenue is recognized at a point in time or over time, during the "committed term." Further, tell us what the customer termination rights are, how they impacted your accounting for these arrangements, and the accounting guidance followed. Lastly, tell us how much revenue was recognized for term-based licenses for fiscal 2019 and to date in fiscal 2020. Please include proposed revised disclosures in your response.

We acknowledge the Staff’s comment that the disclosure related to term-based licenses included in Note 1 of the Notes to the Consolidated Financial Statements included in the 2019 Annual Report on Form 10-K may appear inconsistent as currently drafted and are providing the following additional clarification as requested.

In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 606-10-55-58B, the Company recognizes revenue from the sale of on-premise, software licenses – both perpetual and term-based – at the point in time when the license has been made available for use to the customer, the license term has commenced and all other revenue recognition criteria have been met.

Term-based licenses are typically sold for a period of three or five years and may include customer termination rights whereby the customer can terminate the contract for convenience within 30 days prior to either each contract anniversary date or the start of the next calendar month, dependent on the specific customer contract. Upon termination, the customer must cease use of and destroy on-premise copies of the license. Contracts also may include early termination penalties, which range from 0% to 20% of the total contract value. The Company assesses the termination rights as well as the early termination penalties to determine the appropriate duration for the term-based licenses for the purpose of measuring the amount of contractual consideration

Securities and Exchange Commission
Division of Corporate Finance, Office of Technology

to recognize in accordance with ASC 606-10-25-3, which states that the revenue guidance should be applied “to the duration of the contract in which parties to the contract have present and enforceable rights,” which the Company has defined as the “committed term.”

For these arrangements, the Company has concluded that the committed term is from the commencement date of the license until the contract anniversary date or the next calendar month, depending on the termination provisions. If a customer chooses not to execute each termination right, the Company considers it akin to the exercise of a renewal right and the Company will recognize the revenue at a point in time at the beginning of the next committed term.

Revenue from term-based licenses was $12 million for the year ended December 31, 2019 and $19 million for the nine months ended September 30, 2020, which is less than 0.5% of total revenue for the periods noted.

The Company plans to update the revenue recognition policy related to term-based licenses included in Note 1 of the Notes to the Consolidated Financial Statements in the 2020 Annual Report on Form 10-K as follows:

Software products may be sold as perpetual licenses, term-based licenses, cloud-enabled and software as a service. Perpetual license revenue is recognized at a point in time when control transfers to the customer and reported within product revenue. Control is typically transferred when the customer takes possession of, or has access to, the software. Term-based license revenue is recognized at a point in time upon the commencement of the committed term of the contract, concurrent with the possession of the license, and reported within product revenue. The committed term of the contract is typically one month or one year due to customer termination rights. If the amount of consideration the Company expects to be paid in exchange for the licenses depends on customer usage, revenue is recognized when the usage occurs.

Securities and Exchange Commission
Division of Corporate Finance, Office of Technology

2.Please describe for us the nature of your product solutions in which you combine the cloud-enabled SaaS and on-premise term-based software license as one performance obligation, and tell us how you considered ASC 606-10-25-21 in accounting for these arrangements. Also, tell us how much revenue was recognized from the sale of such solutions in fiscal 2019 and to date in fiscal 2020 and, to the extent material, expand your disclosures accordingly.

Introduction:
In 2019, we launched a new offering for NCR’s food, drug, and mass merchandise retailers called NCR Emerald (“Emerald”). The customer base is expected to be comprised primarily of grocery store and supermarket operators. In today’s current retail environment of fragmented systems, devices and software, it is difficult for grocers to understand their operations day-to-day given the lack of timely dissemination of data across disparate systems. NCR Emerald is a complete, cloud-enabled point-of-sale platform that allows retailers to share sales and customer data in a bi-directional manner between the store sales terminal equipped with NCR point of sale software (“POS”) and NCR’s central cloud-platform (“NCR Cloud”). This bi-directional data flow allows NCR’s retail customers to operate and manage their stores centrally and more efficiently.

Retailers purchase Emerald because they seek the enhanced functionality that only results from the interaction of the NCR Cloud and NCR’s POS software across multiple points of sale, devices and locations. When retailers purchase Emerald from us, our one promise is to provide the retailer with a commercial software platform that allows them to operate and manage their retail business across multiple channels, point of sale terminals, and locations. We fulfill this one promise by providing a product with the following features:
1.To execute and process sales transactions across channels (in-store, online)
2.Central access to transactional and business information near real time
3.To manage important configurations and pricing updates centrally across their enterprise
4.To manage consumer data in order to enhance its consumers’ POS experience
5.To manage promotions and other critical business services

Prior to the launch of Emerald, NCR primarily focused on selling on-premise POS software to retailers. The transition from NCR’s on-premise-only offerings to the new Emerald offering was part of a long-term vision about the future of how grocery store operators wanted to run their business. For the year ended December 31, 2019 and the nine months ended September 30, 2020, total revenue recognized from Emerald contracts was less than $1 million in each period.

Securities and Exchange Commission
Division of Corporate Finance, Office of Technology

Although immaterial currently, this type of offering is core to the Company’s long-term growth strategy of shifting more functionality to the cloud in our offerings in the retail, financial and hospitality industries. We expect the revenue from these types of hybrid cloud offerings to grow in the future and as such, we have assessed the revenue recognition criteria for the Emerald product offering. The Company will continue to monitor and add disclosure as materiality grows.

In our assessment of guidance from the FASB ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), we concluded that Emerald’s on-premise software license and customer cloud-only access to the NCR Cloud is a single performance obligation in accordance with ASC 606-10-55-56 because we have determined the software license and cloud services are not distinct from each other. This determination is based on the significant interdependency between the on-premise software and NCR Cloud that is required to fulfill the promise to the customer [ASC 606-10-25-21(c)] and for the customer to obtain its intended benefit [paragraph BC33(b) in the Basis for Conclusions to FASB Accounting Standards Update (“ASU”) No. 2016-10, Identifying Performance Obligations and Licensing] from the Emerald offering. Our view is that no reasonable customer would conclude that they received what they contracted with NCR to provide, or what NCR promised to provide during the sales and marketing cycle, without NCR’s provision of both components of the Emerald offering (i.e. the on-premise software licenses and access to the NCR cloud) given that it is the interaction of the components that creates the functionalities central to the offering.

The subsequent discussion includes a description of the Emerald product and highlights the features and functionalities that are provided to, and expected by, Emerald customers. In addition, we describe why those features and functionalities are only made possible by the significant, ongoing interaction between the on-premise software and NCR Cloud.

Emerald Product Overview:
Emerald is an offering comprised of on-premise software that interacts with NCR’s cloud-based business services platform to enable retailers to operate and manage their business across multiple store locations and points of sale within each store in a seamless and efficient manner. Without either component of the offering (on-premise software or access to the NCR Cloud), Emerald could not fulfill this objective, making the components inputs to the combined solution (as described in paragraph BC33(b) in ASU 2016-10). The on-premise software is downloaded onto

Securities and Exchange Commission
Division of Corporate Finance, Office of Technology

POS in-store terminals. The POS devices communicate with the NCR Cloud on a real-time basis (short of operational malfunction or connectivity issues) in order to ensure sales transactions have up-to-date pricing and also to collect and process business and customer data upon check-out. Retail operators then use this information transmitted by the on-premise software and collected/collated within the NCR Cloud to, among other things, make decisions regarding product promotions, understand movement of inventory, and determine what types of customers buy which products. Information and configurations are also fed from the NCR Cloud to the on-premise software on a real-time basis (i.e., rather than having to manually update each store’s server). The result is the ability to leverage significant operational efficiencies that would not exist without the flow of data between the NCR Cloud and on-premise software in a bi-directional manner. Please refer to the Emerald Interdependent Functionality section below for additional discussion of these cloud-based features and others.

The contractual document used by NCR when selling Emerald explicitly notes the following in Section 1, Scope, of the standard contract template:

This Addendum applies to your purchase of the Emerald Solution, an NCR Product that combines enterprise POS and integrated payments with a range of retail-specific software, services and hardware. Purpose built for food, drug and mass merchandise retailers, it offers a common user interface across multiple points of sale, payment processing, enterprise data management and reporting, promotions and merchandising, and NCR’s cloud-based, open API platform.

Within the contract, the individual software components of the core Emerald software, including both on-premise software components and cloud-based components, are listed. However, the contract and pricing does not differentiate between the functionalities in the on-premise and cloud-based components This presentation supports that, from a contractual perspective, we view Emerald as one business management offering that is being sold to the retailer and consider all software components, licensed and hosted, as a part of the Emerald offering.

Analysis:
Integral to identifying the performance obligations in a contract is to appropriately determine the nature of the overall promise to the Emerald customer. That determination would, in our view, given the guidance in paragraph ASC 606-10-25-16, have to consider reasonable expectations by

Securities and Exchange Commission
Division of Corporate Finance, Office of Technology

the customer of the promise implied by an entity’s customary business practices, published policies, or specific statements. Therefore, before evaluating which individual licenses or services are or are not distinct, we must conclude as to the nature of our promise to Emerald customers. Our conclusion is that, based on how we market and promote Emerald (including specific statements and videos on our website and sales presentations), our promise to customers is to provide services through a commercial software platform that will provide them the tools, features, and functionalities to operate and manage their retail business efficiently and manage their business across channels and locations in the consistent, mobile-enabled manner they have requested of us. The capabilities and business efficiencies that our customers validly expect, would not be available absent the ongoing, near real-time interaction between the on-premise software and cloud-based services.

Under ASC 606-10-25-21, the objective in assessing whether the promises to transfer goods or services to the customer within a contract are separately identifiable is to determine whether the nature of the contracted promise to the customer is to transfer each promised good or service individually or to transfer a combined item to which the promised goods or services are inputs. Paragraph BC29 in the Basis for Conclusions to ASU 2016-10 further explains the concept of “inputs to a combined item or items”. We believe consistent with discussion in BC29 that we need to assess whether the effect of combining the promises in a contract results in an item that is greater than or substantially different from the sum of the individual promises. Pursuant to criteria (a) through (c) under ASC 606-10-25-21, the determination as to whether the promises in a contract are separately identifiable requires assessment of the level of integration, modification/customization and/or interdependence of promises in the contract. The Company further looked to paragraph BC33 in the Basis for Conclusions to ASU 2016-10 regarding the understanding of what a customer expects to receive (i.e. the customer’s intended benefit) as a final product which we concluded is necessary to assess whether a promised good or service is separately identifiable or whether it should be combined with other promised goods or services into a single performance obligation. Understanding what a customer expects to receive can be evidenced “through the explicit promises in a contract as well as promises that are implied by an entity’s customary business practices, published policies, or specific statements”. [ASC 606-10-25-16].

Customer Expectations
We believe that our customers contract for and expect to receive the comprehensive functionality that only results from the combination of the NCR Cloud and the on-premise software based on

Securities and Exchange Commission
Division of Corporate Finance, Office of Technology

promises made in the contract as well as expectations created through the Company’s marketing materials (upon which a reasonable customer would generally rely). As stated above, the one promise that NCR markets and contracts for related to the Emerald product is to provide a commercial software platform to manage a retail business across multiple points of sale, devices, and locations. NCR fulfills this promise by providing a product (Emerald) with the following features:
1.To execute and process sales transactions across channels (in-store, online)
2.Central access to transactional and business information near real time
3.To manage important configurations and pricing updates centrally across their enterprise
4.To manage consumer data in order to enhance its consumers’ POS experience
5.To manage promotions and other critical business services

The features and functionality in Emerald are only available via the sale of the core Emerald package; NCR does not offer its core Emerald functions for purchase a la carte. The customer is quoted and billed a bundled subscription price inclusive of both NCR Cloud and on-premise software. In our view and based on contractual terms as described, the Emerald customer is contracting for one commercial software platform without distinction as to which software is cloud-enabled versus on-premise.

We have considered whether any expectations from Emerald customers can be satisfied by Emerald when either the on-premise software or NCR Cloud services are disconnected from the other. When disconnected, retailers have access to the Emerald POS on-premise software but can only use it at its most basic level to check-out customers at an in-store terminal. The features noted above, which Emerald customers expect to use and benefit from, cannot be provided by Emerald’s on-premise software components without interaction with or connection to the NCR Cloud. The customer’s expectations can only be met when Emerald utilizes the bi-directional interaction and flow of data between on-premise software and the NCR Cloud (refer to ‘Emerald Interdependent Functionality’ section below).

Emerald’s intended output is substantively different from what could be delivered if the on-premise software and cloud software were run independently. Current non-Emerald NCR products for retailers do not interact with the NCR Cloud and, consequently, do not offer the

Securities and Exchange Commission
Division of Corporate Finance, Office of Technology

same functionalities. Our sale of a combined offering rather than the sale of individual inputs can be further evidenced in our key sales pitch for Emerald from our website and other marketing materials. For example, a customer-facing marketing document describes Emerald as having a cloud-based POS infrastructure and a cloud-enabled platform. Emerald enables retailers to run their entire enterprise using one integrated POS platform (i.e., not separate components) and to dynamically respond to the market and customers with central configuration and business rules management. On its website, NCR promises a simple integration effort over the span of a few months, rather than a few years, and that all the systems and touchpoints will work together in one place such that end customers will have a seamless shopping experience across multiple channels.

Emerald Interdependent Functionality
The high level of interaction that occurs on a near real-time basis between the on-premise software and the NCR Cloud creates the functionalities that are essential to our promise to, and the expectations of, Emerald customers. It is only through this interactivity that we fulfill what we have promised to the customer, and the customer can realize its intended benefit from the offering. Pursuant to the guidance in ASC 606-10-25-21(a), we believe the nature of Emerald’s combined output is more than simply the sum of two or more independent goods or services (i.e. some licenses and a suite of complementary cloud-based features) that happen to be purchased in the same contract.

In order to provide the system functionalities integral to our promised solution to the customer, Emerald relies upon critical operational and financial data (e.g., transaction log data, new promotions, price changes, online orders, etc.) flowing in both directions on a near real-time basis between the on-premise software and the NCR Cloud. Working across interfaces, across devices, across stores, all while accessing the significant services and functions promised with the offering, would not be possible without ongoing communication and interaction between the cloud-based features of Emerald hosted in NCR Cloud and the on-premise software. Emerald cannot deliver on the customer’s fundamental expectations without this continuous, bidirectional data flow between the retailer’s stores and the NCR Cloud.
As described in this response, the on-premise and NCR cloud components of Emerald are considered to be capable of being distinct, however, in consideration of paragraph BC33(b) of

Securities and Exchange Commission
Division of Corporate Finance, Office of Technology

ASU 2016-10, we considered that even if two or more goods or services are capable of being distinct because the customer can derive economic benefit from each one, the customer’s ability to derive its intended benefit from the contract may depend on the entity transferring both of those goods or services such that the promises to do so may not be separately identifiable.

The features and functionalities of Emerald, promised to the customer and upon which the customer would necessarily depend on to derive its intended benefit, depend on the NCR Cloud and on-premise software communicating and sharing data, and relaying instructions between the on-premise and cloud-based software components on a near real-time basis. The following are examples of the Emerald platform features described above as the intended benefits for Emerald customers, which are only possible through the interaction of Emerald’s cloud-enabled services and the on-premise software:

To execute and process sales transactions across channels
•Transacting in an E-commerce (online) environment – The Order Service tool runs in the NCR Cloud and enables the retailer to accept online orders from end customers on a near real-time basis. The NCR Cloud communicates with the on-premise software in order to process the order. Online orders received in the NCR Cloud must be aligned with and linked to a store location using the on-premise software. Then, upon fulfillment and order pick-up, the on-premise software transmits relevant information back to the NCR cloud. Accordingly, the on-premise software must be synchronized with the NCR cloud on a near real-time basis for online orders to be received, processed, and fulfilled by the store and for third parties to be contacted for delivery services as the online orders are placed by end customers. If either component is unavailable, the order will not be processed and fulfilled.

Central access to transactional and business information near real time
•Cloud-based, centralized access to all business information – Retailers need access to transactional information across all channels and locations in order to dynamically respond to changing conditions or customer habits. Emerald allows its customers to access information from any terminal, any location, and any channel seamlessly and centrally. This information can then in near-real-time be filtered and presented via Emerald’s reporting tools in order to help management make the best decisions for its business. The Transaction Data Manager (“TDM”) tool runs in the NCR Cloud and is responsible for the collection of transaction log

Securities and Exchange Commission
Division of Corporate Finance, Office of Technology

data from each transaction at each lane in each store or on-line on a near real-time basis (i.e., per millisecond(s) as opposed to once per day). Transaction log data is converted to an industry-standard format such that the data is consumable and available for retrieval across all Emerald applications as well as external applications that each retailer requires as part of its suite of applications and services.
•Additionally, Emerald features a Central Reports tool that enables the provision of business-level information to the retailer and all its stores on demand, at the push of a button (i.e., as opposed to manual calculations), thus resulting in significant gains in operational efficiency. The dissemination of near real time information across all the retailer’s stores enables valuable comparison to non-transaction data (e.g., weather, foot traffic, experience, etc.) such that business decisions (e.g., keep stores open, add more employees, etc.) critical to profitability can be insightfully made in these low-margin, high-volume, customer-facing businesses in a timely manner. Users can generate a set of standard reports and take advantage of the ad hoc reporting feature to generate reports on various combinations of data. As the transactions in the store occur, the transaction log data is only transmitted via the NCR Cloud when they are connected and, therefore, the seamless functionality of the TDM service and the benefits of timely data can only be leveraged by the retailer if the on-premise software is synchronized on a near real-time basis with the NCR Cloud.

To manage important configurations and pricing updates centrally across their enterprise
•Cloud-based management of business configurations and pricing updates – The Catalog service runs in the NCR Cloud and provides the hierarchy (i.e., store, department, item, etc.) to all Emerald applications to ensure that the applications understand how to view each product and item that a retailer makes available for sale to end customers in the hierarchy. This functionality assists with the provision of sales reports, promotions defined by the store, department and item levels, and pricing data by store or sub-group of stores. The store’s product and item information, and associated hierarchy, are stored in the cloud but must be accessed by store personnel using the on-premise software. When a store is offline, changes to existing items and activation of new items cannot be received at the store. In addition, no price changes, weekly advertisements, or price corrections can be transmitted to the store. To match advertised prices, updates must be made in near real-time to prevent customer dissatisfaction and wasted effort by store cashiers to manually enter the correct price each time an item is run through the check-out lane. Accordingly, the on-premise software must

Securities and Exchange Commission
Division of Corporate Finance, Office of Technology

be synchronized with the NCR Cloud on a near real-time basis for pricing and item updates to be received and processed at the store as the updates occur. In addition, for the retailer to be compliant with consumer laws in certain jurisdictions, Emerald must ensure that the online pricing for a product is the same as the in-store pricing for the same product. This can only be accomplished by the on-premise software maintaining a constant real-time connection with the NCR Cloud above.
•Cloud Configurations Manager is a cloud-based application that enables the retailer to centrally configure, manage, and control all of its edge points (i.e., gateways) across all of its stores. The retailer can apply POS configuration parameters and store-level options in real time with minimal effort from the retailer’s staff to distribute and apply the changes. In addition, the retailer can easily add, change, or remove business rules without requiring code changes.

To manage consumer data in order to enhance its consumers’ POS experience
•Cloud-based enhancements to POS experience – Emerald allows for retailers to offer their end customers numerous enhancements above the traditional POS experience, which is often a differentiator for retailers. A specific example is the ability to provide email receipts for customers. To do this, the Digital Receipts tool runs in the NCR Cloud and processes data from both the Transaction Data Manager tool (cloud-enabled service) and the Consumer Data Manager tool (cloud-enabled service) to determine if and what the end customers preferences are in how they want to receive a digital receipt. The Digital Receipts service requires near real-time information from both tools, both of which obtain data (e.g., information on items purchased, item pricing, end customer’s unique identifier, etc.) from the current transaction being generated on the on-premise software. The pricing, transaction log, and consumer data are stored in the NCR Cloud but must be accessed by store personnel using the on-premise software. Accordingly, synchronization between the on-premise software and NCR Cloud on a near real-time basis is required for a digital receipt to be sent to the end customer and, more importantly, to enable returns to occur absent fraud (i.e., in the case of immediate item returns that cannot be validated against the original transaction).
•Additionally, Emerald includes a Digital Coupons feature that runs in the NCR Cloud and administers the offer, distribution, acquisition, redemption, and settlement of digital coupons. Digital coupons are scanned and applied to the transaction in the store using the on-premise software, and the digital coupons redeemed by the end customer at the check-out lane must

Securities and Exchange Commission
Division of Corporate Finance, Office of Technology

be validated against the digital coupons that have been activated in the NCR Cloud as the transactions occur on the on-premise device. Thus, the seamless functionality of Digital Coupons can only be leveraged by the retailer if the on-premise software is synchronized with the NCR Cloud on a near real-time basis.
•The two functionalities above related to enhancements to the end customer’s experience must interact with and use data collected through the Consumer Data Manager tool. The Consumer Data Manager tool runs in the NCR Cloud and allows the retailer to perform near real-time consumer identification and validation. The end customer’s unique identifier is accessible in the store using the on-premise software while all the information associated with that customer is stored in the NCR Cloud, allowing for access centrally for use in all Emerald applications. Accordingly, the on-premise software must access the Consumer Data Manager tool in the NCR Cloud on a near real-time basis for the end customer to be searchable and for the pertinent loyalty, check cashing privileges, and receipt preferences at the point of sale to be permitted. Otherwise, the end customer must solely rely on a paper receipt for an immediate return and would not receive any targeted discounts or earn loyalty points from the transaction.

To manage promotions and other critical business services
•Real-time promotions management – Emerald’s Promotions Enterprise tool runs in the NCR Cloud and provides a user interface for the retailer to define promotions with targeted conditions for discounts or other rewards. These promotions are distributed from the NCR Cloud to the on-premise software (specifically, the Promotions Engine application) for evaluation of discounts and rewards at the check-out lane during a transaction, and the on-premise software must transmit data on promotions exercised by the end customer to Promotions Enterprise in the NCR Cloud. Thus, the NCR Cloud must be synchronized with the on-premise software on a near real-time basis for new promotions, or modifications to existing promotions, to be sent to the stores from Promotions Enterprise and for the promotions exercised by the end customer in the store to be validated against the promotions defined in Promotions Enterprise as transactions occur. Promotions are a critical component of a retailer’s business model and, thus, these promotion management capabilities are expected by Emerald customers.
As described previously in this response, the nature of our promises to our Emerald customers includes not only what tasks can be completed, but also how those tasks can be completed. Being

Securities and Exchange Commission
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able to work seamlessly across these software tools in real-time in order to operate and manage the business is a core expectation of the solution, not simply a “bonus feature” or a “nice-to-have,” and this promise is only fulfilled by the combination of on-premise and cloud functionality.

In the application of ASC 606, we noted that, while customers can obtain some benefit from the on-premise POS licenses on their own without accessing the NCR Cloud (thus evidencing why these two components are ‘capable of being distinct’), as illustrated by the discussion above about POS software standalone functionalities, the enterprise-wide operational and management tools only when used together and with key cloud-based features provide the combined functionality and features necessary for the retailer to complete their tasks in the manner and timeframe required for their business and promised by the Emerald offering. There are substantial limitations to the features and functionalities of the POS software available to the retailer when not connected to the NCR Cloud. Although POS terminals have the ability to process a customer’s transaction when disconnected from the NCR Cloud, Emerald is not designed or intended to function in an offline mode for more than a brief period. The ability to function in offline mode was only built into the design for use in limited situations such as, intermittent network connection, emergencies or natural disasters. This is a capability of Emerald but is not an explicit promise within the contract.Emerald’s features and functionalities described earlier that depend on real-time synchronization, and that are integral to the Emerald offering, cannot be utilized without access to the NCR Cloud. Because of the retailer’s need to continually make pricing and promotions updates, ensure prices are synched between in-store and online channels, understand inventory movement based on transactions, monitor real-time sales patterns, and reconcile its transactions to its general ledger, any prolonged disconnection from the NCR Cloud would not be delivering on the promises made to the retailer in our contract.

Conclusion:
NCR’s customers would not realize their intended benefit of Emerald and NCR would not fulfill its promise to its customer to provide a commercial software platform that a retailer can use to manage its retail business across multiple points of sale, devices, and locations if either the on-premise or cloud-enabled software components were provided on a stand-alone, independent basis. The high level of interdependency of the components on a near, real-time basis creates an offering with features and functionalities that cannot be realized from either component operating independently. Absent the interdependent functionality of Emerald, we believe that no

Securities and Exchange Commission
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reasonable customer would feel that they received what they contracted with NCR to provide, or what NCR promised.

Consistent with the FASB’s discussion of its intent with respect to the ‘separately identifiable’ principle in paragraph 606-10-25-21 that is included in paragraphs BC29 and BC33(b) of ASU 2016-10, and also consistent with the factors included in Example 9.2.3 of the AICPA Revenue Recognition Guide, the combination of the on-premise software licenses and the cloud-based features result in a combined, interdependent functionality through the Emerald solution that is more than simply the sum of two or more independent goods or services purchased in the same contract, and the customer’s ability to derive its intended benefit from the contract depends on NCR both (1) transferring the on-premise software licenses and (2) providing access to the cloud-based features and functionalities throughout the subscription period. Consequently, the nature of NCR’s promise, within the context of the contract, is to provide its customers with access to the Emerald solution, comprised of the on-premise software licenses and the cloud-based features, rather than to provide the customer with a package of on-premise software licenses and separate cloud-based services.

Therefore, it is our view that the on-premise software licenses and access to cloud-based services are not distinct from each other as they fail to meet one of the two criteria in ASC 606-10-25-19. Specifically, the promises to transfer the software licenses and to provide access to the cloud-based services are not each separately identifiable (i.e., not distinct from each other within the context of an Emerald contract) and should be combined into one performance obligation for revenue recognition purposes.

Form 10-Q for the Quarter Ended June 30, 2020
Note 16. Segment Information and Concentrations, page 41

3.You disclose that recurring revenue includes maintenance, cloud revenue, and payments. In the Form 8-K earnings release, furnished on July 28, 2020, you state that "recurring revenue means revenue from products and services for which revenue is recognized over time". Please tell us what specific revenue streams comprise recurring revenue. Clarify which products are recognized over time, consistent with your revenue recognition policy, and explain the nature of "payments." Lastly, revise your disclosures, as necessary, and include the proposed disclosures in your response.

Securities and Exchange Commission
Division of Corporate Finance, Office of Technology

The Company considers recurring revenue to include all revenue streams for contracts where there is a predictable revenue pattern that will occur at regular intervals with a relatively high degree of certainty. This definition comprises the following revenue streams:

•Hardware and software maintenance services
•Cloud revenue, which includes software sold as a service as well as hosting services provided by the Company
•Certain multi-year professional services arrangements that provide “stand-ready” services
•Payment processing services
•Hardware that qualifies for operating lease treatment
•Multi-year term-based license arrangements that include customer termination rights

All revenue streams noted above are recognized over time, except for term-based license arrangements which are recognized at a point in time for the committed term of the contract which is typically one month or one year of revenue depending on the customer termination rights. Payment processing revenue is a services revenue stream that is generated from payment processing transactions and recognized as the usage occurs.

In order to clarify and provide consistency between the disclosures included within our annual and quarterly filing documents and our earnings release documents, we made the following updates for the most recent quarter ending September 30, 2020, and plan to continue including these updates in our subsequent annual and quarterly filing documents and earnings release documents. The definition of recurring revenue included in our earnings release documents was updated to the following:

Recurring revenue includes all revenue streams from contracts where there is a predictable revenue pattern that will occur at regular intervals with a relatively high degree of certainty. This includes hardware and software maintenance revenue, cloud revenue, payment processing revenue, certain professional services arrangements as well as term-based software license arrangements that include customer termination rights.

Securities and Exchange Commission
Division of Corporate Finance, Office of Technology

The disclosure of revenue from products and services included in Note 16 of the Notes to the Condensed Consolidated Financial Statements of the Form 10-Q for the quarter ended September 30, 2020 was updated as follows:

In millions	Three months ended September 30		Nine months ended September 30
	2020	2019	2020	2019
Recurring revenue (1)	$848	$806	$2,464	$2,357
All other products and services	741	977	2,112	2,672
Total revenue	$1,589	$1,783	$4,576	$5,029

(1) Recurring revenue includes all revenue streams from contracts where there is a predictable revenue pattern that will occur at regular intervals with a relatively high degree of certainty. This includes hardware and software maintenance revenue, cloud revenue, payment processing revenue, certain professional services arrangements as well as term-based software license arrangements that include customer termination rights.

Securities and Exchange Commission
Division of Corporate Finance, Office of Technology

In addition, NCR acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate to contact me at 470-372-3400 if there are any questions concerning the foregoing or if we can be of assistance in any way.

Sincerely,

/s/ Timothy C. Oliver
Timothy C. Oliver
Executive Vice President and Chief Financial Officer
NCR Corporation

cc: Audit Committee of the Board of Directors
PricewaterhouseCoopers LLP
Mike Hayford, President and Chief Executive Officer